   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 20, 1999

                                                      REGISTRATION NO. 333-69471

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                            _______________________

                               AMENDMENT NO. 1 TO
                                    FORM S-2
                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933
                           VIMRX PHARMACEUTICALS INC.
             (Exact name of registrant as specified in its charter)


          Delaware                                        06-1192468
 (State or Other Jurisdiction of incorporation         (I.R.S. Employer
      or organization)                                  Identification No.)


                        2751 CENTERVILLE ROAD, SUITE 210
                           WILMINGTON, DELAWARE 19808
                                 (302) 998-1734
         (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)


                               RICHARD L. DUNNING
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                        2751 CENTERVILLE ROAD, SUITE 210
                           WILMINGTON, DELAWARE 19808
                                 (302) 998-1734


           (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                  Copies to:
                          LOWELL S. LIFSCHULTZ, ESQ.
                         EPSTEIN BECKER & GREEN, P.C.
                                250 PARK AVENUE
                           NEW YORK, NEW YORK 10177
                                (212) 351-4500

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box.

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box.

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ______________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ___________

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ___________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.

                                _______________

                        CALCULATION OF REGISTRATION FEE


                                                     PROPOSED              PROPOSED
     TITLE OF                                        MAXIMUM               MAXIMUM
 SECURITIES BEING            AMOUNT BEING         OFFERING PRICE          AGGREGATE             AMOUNT OF
    REGISTERED                REGISTERED          PER SHARE (1)       OFFERING PRICE (1)    REGISTRATION FEE
 -----------------------------------------------------------------------------------------------------------
Common Stock, $.001 par
 value.......                 3,000,000               $1.30               $3,900,000             $1,082*
============================================================================================================

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act, based on the average of the high and low trading prices on December 10, 1998.

*Previously paid
                                _______________

Prospectus


                          VIMRX PHARMACEUTICALS INC.


                       2751 CENTERVILLE ROAD, SUITE 210
                          WILMINGTON, DELAWARE 19808
                                (302) 998-1734



                       2,165,231 SHARES OF COMMON STOCK


                                _______________



          VIMRX is hereby offering 2,165,231 shares of its common stock to CellPro Incorporated in exchange for certain intellectual property and related assets of CellPro. The VIMRX shares being so offered, after receipt, may be reoffered and sold by CellPro in the public market from time to time. See "Recent Events Nexell Acquisition of CellPro Assets" beginning on page 5 of this prospectus and "Plan of Distribution" beginning on page 10 of this prospectus.


                                _______________


          VIMRX common stock is traded on the Nasdaq National Market under the
symbol "VMRX."   On January 15,  1999, the closing sale price of VIMRX common stock on the Nasdaq National Market was $ 1.7188 per share.




                                _______________



THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK.  YOU SHOULD PURCHASE SHARES ONLY
  IF YOU CAN AFFORD A COMPLETE LOSS.  SEE "RISK FACTORS" BEGINNING ON PAGE 3.



                                _______________




    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE
ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY IS
                              A CRIMINAL OFFENSE.


                                _______________



                                January 21, 1999

                          VIMRX PHARMACEUTICALS INC.




                 ____________________________________________



                               TABLE OF CONTENTS


The Company........................................................   3
Risk Factors.......................................................   3
Recent Events......................................................   4
Use of Proceeds....................................................   9
Selling Shareholder................................................   9
Plan of Distribution...............................................  10
Available Information..............................................  11
Information Incorporated by Reference..............................  11
Limitation of Directors' and Officers' Liability; Indemnification..  12
Legal Matters......................................................  12
Experts............................................................  13


                                   THE COMPANY


          VIMRX is a biotechnology company that focuses on innovative technologies to improve human health. VIMRX's majority-owned (approximately 80%) principal subsidiary, Nexell Therapeutics Inc., is developing products utilizing cell separation technology in cell therapy for cancer and other life-threatening diseases. Nexell currently sells such products outside the United States, and is seeking FDA approval to market its products in the United States. VIMRX also has two compounds in development: VIMRxyn(R), chemically synthesized hypericin, which is in clinical trials for brain cancer and as an ointment for skin diseases, and VM301, a wound healing agent.


                                   RISK FACTORS


       AN INVESTMENT IN SHARES OF VIMRX COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. PROSPECTIVE INVESTORS SHOULD CONSIDER, AMONG OTHER ITEMS, THE FOLLOWING
FACTORS:

       HISTORY OF LOSSES. Since commencing its operations in January 1987, through September 30, 1998, VIMRX incurred a cumulative loss of $128,297,000 in funding its research and development programs and conducting its operations, and had no significant operating revenues until 1998. These revenues were principally derived from European sales of Isolex(R) devices and related disposables by Baxter Healthcare Corporation, the distributor for Nexell, VIMRX's approximately 80%-owned subsidiary. We expect to continue to incur net losses for the foreseeable future and can give no assurances that we will successfully complete the transition from a development stage company to a profitable operating business.

       TERMINATION OF PROGRAMS. VIMRX has decided to concentrate its resources on what it believes to be its most promising program, Nexell's Isolex(R) technology. This has resulted in the termination of VIMRX's collaboration with Columbia University, the closing of the operations of Innovir Laboratories, Inc. and may result in curtailment or termination of one of its two other programs unless it is able to reduce the related costs. See "Recent Events" beginning on page 4 of this prospectus.

       GOVERNMENT REGULATION - FDA. The manufacture and marketing of medical devices and therapeutic products is subject to extensive regulation by the FDA as well as by state and foreign authorities. Applications for approval of the two Isolex (R) devices are currently pending with the FDA. The FDA recently advised Nexell that these applications are approvable subject to the submission of additional information needed primarily to finalize labeling and the inspection by the FDA of manufacturing facilities for the Isolex(R) devices and associated reagents. Notwithstanding this development, we can give no assurance as to when FDA approval of the Isolex(R) will be granted, if ever. See "Government Regulation" beginning on page 12 of the 1997 10-K, and "Recent Events - Government Regulation" beginning on page 8 of this prospectus.

       COMPETITION. VIMRX and Nexell face competition from biotechnology companies, pharmaceutical companies, medical device manufacturers, academic institutions, government agencies and public and private research organizations, many of which have extensive resources and experience in research and development, clinical testing, manufacturing, regulatory affairs, distribution and marketing and some of which have significant research and development activities in areas upon which the programs of VIMRX and its subsidiaries are focused. We can give no assurances that competing companies will not develop more effective and/or less costly treatments or procedures for the applications being explored by VIMRX and Nexell. See "Recent Events - Competition" beginning on page 8 of this prospectus.

       RISKS ASSOCIATED WITH FORWARD-LOOKING STATEMENTS INCLUDED IN THIS PROSPECTUS. This prospectus contains certain forward-looking statements regarding the plans and objectives of management for future operations, including those relating to the development of the Isolex(R) products. VIMRX's plans and objectives are based, among other things, on assumptions regarding timely FDA approval of the Isolex(R) products, development of new applications for the Isolex(R) products, future economic, competitive and market conditions, and future business decisions. Although we believe the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate.


                                  RECENT EVENTS

     NEXELL

       PROPOSED ACQUISITION OF BAXTER'S INTEREST IN NEXELL On January 14, 1999, the Company and Baxter Healthcare Corporation entered into a letter of intent pursuant to which the Company would acquire Baxter's entire interest in Nexell for common stock and other securities of the Company. Upon consummation of the transaction, which is subject to completion of definitive documentation and approval by the stockholders of the Company, Nexell would become a wholly-owned subsidiary of the Company, and the Company would change its name to "Nexell Therapeutics Inc."

       In consideration of the transfer of Baxter's entire interest in Nexell (shares of common stock, a warrant, and convertible debentures), VIMRX will:

* issue 3 million shares of VIMRX common stock to Baxter;

* issue a seven year warrant to purchase up to and including an additional 5.2 million shares of VIMRX common stock at $1.15 per share to Baxter; and


* agree to fix the conversion price of the $66 million of VIMRX Series A Convertible Preferred Stock issued to Baxter in December, 1997 to $2.75 per share. The current provision on the Series A stock states that the conversion price would be set in July, 1999, based on the price of VIMRX common stock at that time, subject to a minimum conversion price of $5.50 per share.

       In addition, VIMRX is assuming the $30 million of the 6 1/2% convertible subordinated debentures, due November 30, 2004, which Nexell issued to Baxter in December, 1997. The principal and all accrued but unpaid interest (if any) on those debentures, which were previously convertible into shares of Nexell common stock, will be convertible, commencing November 30, 2002, into shares of VIMRX common stock at a conversion price equal to 95% of the average closing price of VIMRX common stock on the thirty trading days preceding the date of conversion, subject to the limitation that the $10 million principal amount of such debentures is convertible only at the discretion of VIMRX.

       ACQUISITION OF CELLPRO ASSETS BACKGROUND. CellPro Incorporated ("CellPro"), formerly one of Nexell's principal competitors, developed, and the FDA approved, CellPro's Ceprate(R) SC Stem Cell Concentration System (the "Ceprate(R) System") for use in autologous (i.e., self-donated) bone marrow and stem cell transplantation. CellPro was developing additional potential applications for the Ceprate(R) System, including use as an adjunct to other cancer treatments, gene therapy and use in support of treatment of debilitating autoimmune diseases such as multiple sclerosis, lupus, and rheumatoid arthritis. CellPro was also exploring other cell therapy applications for the Ceprate(R) technology, including T-lymphocyte transplantation and ex vivo T-lymphocyte adoptive immunotherapy for cancer.

       CellPro's Ceprate(R) technology utilizes the CD34+ monoclonal antibody and purified stem cell technology, which are patented technologies originally licensed to Baxter Healthcare Corporation ("Baxter") in the therapeutic field, directly or indirectly, by Becton, Dickenson and Company ("Becton Dickenson") and Johns Hopkins University ("Johns Hopkins"). Baxter sublicensed these technologies to Nexell in December, 1997.

       In 1994, Becton Dickenson, Johns Hopkins and Baxter brought a patent infringement action against CellPro in the U.S. District Court in Wilmington, Delaware. In the course of the litigation, among other things, CellPro filed a "citizen's petition" before the FDA seeking to require the FDA to adopt certain procedures in its review of Nexell's premarket approval application for the Isolex cell separation systems which could delay or prevent FDA approval of the application. CellPro also filed a petition before the Department of Health and Human Services ("HHS") requesting the exercise of so-called "march-in rights," a form of compulsory licensing, with respect to the patents underlying the CD34+ sublicense.

       The court upheld the validity of two patents covering CD34+ monoclonal antibodies and purified stem cell populations, and ruled that CellPro's Ceprate(R) SC System and Ceprate(R) LC34 Laboratory Cell Separation System infringe those patents. In March 1997, a jury in that case found CellPro's infringement was willful. In September 1997, the court ordered CellPro to pay Johns Hopkins, Becton Dickinson and Baxter a total of approximately $7.2 million in damages and enjoined CellPro's manufacture and sale of patent-infringing stem cell selection systems both in the U.S. and overseas. In August, 1998, the U. S. Court of Appeals for the Federal Circuit upheld both the award of damages and the injunction.

       To ensure that patients using the CellPro technology have uninterrupted access to stem cell selection technology, at the request of Johns Hopkins, Becton Dickinson and Baxter, the injunction was stayed in the U.S. until an alternative system, licensed under the patents, is approved by the FDA. Accordingly, CellPro has been permitted to continue to supply its stem cell selection device to U.S. transplant centers pending approval of the Isolex(R) System (or another stem cell selection device), provided that it pays a court-ordered royalty to Johns Hopkins and its licensees. The stay of the injunction applies only to the U.S.; CellPro may no longer manufacture infringing products in the U.S. and export them for sale in other markets.

       ACQUISITION AGREEMENT. The above events led to discussions between CellPro and Nexell regarding the acquisition of CellPro's intellectual property by Nexell. On October 28, 1998, Nexell entered into an agreement (the "Acquisition Agreement") with CellPro to purchase substantially all the intellectual property assets of CellPro, together with certain related tangible and intangible assets (See "Acquisition of CellPro Assets - Acquired
Assets") in exchange for shares of VIMRX's common stock valued at $3,000,000. The number of shares to be issued to CellPro will be determined by dividing $3,000,000 by the average closing price of VIMRX common stock on the Nasdaq National Market for the fifteen trading days ending on the third business day prior to the closing date of the Acquisition Agreement. The transaction is expected to close on or about the effective date of this prospectus.

       Pursuant to the Acquisition Agreement, CellPro filed a petition for reorganization under Chapter 11 of the federal Bankruptcy Code on October 28, 1998. Among other things, the Acquisition Agreement requires CellPro (1) to withdraw its citizen's petition(s) before the FDA, and otherwise to refrain from attacking Nexell's premarket approval application for the Isolex cell separation systems, and (2) to withdraw its petition before the Department of Health and Human Services requesting the exercise of so-called "march-in rights" with respect to the patents underlying the CD34+ sublicense.

       In a related transaction, Baxter is acquiring the right to distribute the disposable kits used in connection with CellPro's Ceprate(R) cell processing equipment. CellPro agreed to maintain its technical support and continue to perform its regulatory reporting and compliance responsibilities for a limited period of time after the closing.

       ACQUIRED ASSETS. The intellectual property and other assets to be acquired by Nexell will consist of patents (granted and pending), license agreements, antibodies and related master cell banks and working cell banks for such antibodies, clinical and research protocols, copyrights, copyright registration applications, trademarks and trademark applications, software, supply agreements, marketing materials and books and records. Some of the monoclonal antibody lines included in the purchased assets may expand the potential range of diseases for which therapies utilizing the Isolex(R) technology may be developed. Similarly, the data from clinical trials being conducted by CellPro, the rights to which are being acquired by Nexell, could lead to additional diseases or other medical indications which could be treated using the Isolex(R) technology. Additionally, included in the assets are rights to two diagnostic kits related to the detection and enumeration of certain types of cancer cells.

     PATENTS AND LICENSES.

       In August, 1998, the United States Patent and Trademark Office (the "Patent Office") allowed Nexell's patent application relating to peptide release for CD34+ antibody, which is a critical component of the Isolex(R) system. The patent allowance relates to the method of using a peptide to compete for the binding site of a cell-capturing antibody, therefore displacing the antibody and releasing the target cell. These released cells can then be used for transplantation, cell therapy, or as target cells for gene therapy.

       The Patent Office recently allowed (in June and October of 1998) two patents relating to the infusion of neutrophil (white blood cells responsible for fighting bacterial infections) precursor cells for the treatment of neutropenia (a common side effect of high dose chemotherapy characterized by a deficiency of neutrophils and an increased susceptibility to infection). Human neutrophil precursor cells are a type of immature blood cell which mature into neutrophils.

     HYPERICIN

       Initial results from the brain glioma clinical trial indicate that VIMRxyn(R) may have a beneficial effect in some patients in the treatment of brain gliomas. In October, 1998, VIMRX announced the completion of a Phase I/II study of VIMRxyn(R) for the treatment of glioblastoma, a highly malignant form of brain tumor. The results of the study indicated that VIMRxyn(R) is safe at the doses studied, and that an antiglioma effect was observed in several of the patients in the small study. VIMRX is now developing a protocol for a larger Phase II, multi-center study to determine more definitively the efficacy of the compound.

       VIMRX is also conducting a Phase I/II clinical trial to evaluate the efficacy and tolerability of VIMRxyn(R) as a topically applied, photo-activated therapy for specific skin diseases including psoriasis, cutaneous T-cell lymphoma and warts. This study is being conducted at two university hospital medical centers located in Philadelphia, Pennsylvania, and one center in Cleveland, Ohio.

     VM301; AGENT FOR WOUND HEALING

       A Phase I clinical trial, designed to evaluate the safety of VM301 when applied to broken and unbroken skin of human subjects, was conducted at a university hospital medical center in New York. No clinical volunteers participating in the study experienced any adverse results.

     VGI/VENTIV BIOGROUP

       VIMRX and its 90% owned subsidiary, VIMRX Genomics, Inc (d/b/a Ventiv BioGroup, Inc., "VGI"), had been negotiating a restructuring of their relationship with Columbia University under the Research Agreement dated March 7, 1998 ("Research Agreement") and several related agreements. The restructuring negotiations were unsuccessful and on November

11, 1998, VIMRX, Columbia and VGI terminated their relationship and released all claims arising from that relationship on the following terms and conditions:

* VIMRX paid Columbia $900,000;

* Columbia transferred its interest in VGI to VIMRX; and

* The Research Agreement, the License Agreements relating to Blood Factor IXai (VM201), the BCL-6 and MUM-1 genes, and the Shareholder's Agreement between VIMRX and Columbia relating to VGI were terminated, with no further obligations by the parties thereunder. All intellectual property licensed to VIMRX or VGI under the agreements reverted to Columbia (or, in the case of the BCL-6 license, to Columbia and a co-licensor).

       Additionally, VGI has vacated its premises at Columbia's Audubon Building in New York City.

     INNOVIR

       VIMRX has completed its funding commitments to Innovir under its December 31, 1997 agreement, and has determined not to provide any further funding to Innovir. Innovir's common stock was recently delisted from the Nasdaq Small-Cap Market and now trades on the OTC Bulletin Board. Innovir closed its Cambridge, England operations on or about November 30, 1998, and closed its remaining operations, located in Gottingen, Germany and New York, New York, on December 31, 1998. Innovir's management is seeking strategic alliances and/or buyers for its various assets.

     GOVERNMENT REGULATION

       Nexell filed an application for premarket approval ("PMA") of the Isolex(R)300i with the FDA on February 3, 1998; Baxter, as Nexell's predecessor in interest, had filed an application for PMA of the Isolex(R)300SA on February 24, 1997. On July 2, 1998, the FDA notified Nexell that certain data and other information would be required before the PMA for both devices could be approved. Nexell submitted the requested information in late August, 1998. The FDA advised Nexell in a letter dated January 7, 1999, that the PMA application for the Isolex(R) 300SA, and the supplement for the fully automated Isolex(R) 300i, are approvable subject to the submission of additional information needed primarily to finalize labeling and the inspection of manufacturing facilities by the FDA. Nexell intends to submit the requested information promptly, and to fully cooperate with the FDA's inspection of the manufacturing facilities.

     COMPETITION

       The sale of CellPro's intellectual property to Nexell effectively eliminates CellPro as a competitor in the cell separation market. Other competitors or potential competitors remain, including Miltenyi Biotec GmbH, Novartis/SyStemix, Amgen Corp. and Aastrom Biosciences Inc. in collaboration with Cobe BCT, Inc. Nexell's competitive position will be determined in part by which cell selection products are ultimately approved for sale by regulatory authorities. See "Government Regulation" above and beginning on page 12 of the 1997 10-K.


     EMPLOYEES

       VIMRX has eleven full-time employees and believes its relations with its employees are satisfactory.

       Nexell has approximately 104 full-time U.S. employees. VIMRX believes that Nexell's relations with its employees are satisfactory.

       Innovir has no employees.

     DIRECTORS AND EXECUTIVE OFFICERS OF VIMRX

       Dr. Jerome Groopman resigned as a director of VIMRX, effective August 3, 1998. Dr. Richard Kouri resigned as Vice-President, Research, and as President and Chief Executive Officer of VIMRX Genomics, Inc. effective November 6, 1998.



                                USE OF PROCEEDS

       VIMRX will not receive any proceeds from the reoffer and sale of its shares by CellPro.


                              SELLING SHAREHOLDER


       All of the common stock registered pursuant to this prospectus will be issued to CellPro, the selling shareholder, pursuant to the Acquisition Agreement (the "Offering"). The following table sets forth certain information known to VIMRX with respect to beneficial ownership of VIMRX common stock by the selling shareholder:

                                Shares Beneficially              Shares             Shares Beneficially
                                      Owned                     Offered by               Owned
                               Prior to the Offering(1)      This Prospectus        After the Offering
                               ------------------------      ----------------      ----------------------
Selling Shareholder            Shares           Percent                            Shares         Percent
-------------------            ------           -------                            ------         -------
 CellPro, Incorporated (2)        0               0.0%           2,165,231           0             0.0%
  22215  26th Avenue S.E.
    Bothell, WA  98021

---------------------
(1) The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose.

(2) CellPro was a principal competitor of Nexell, a majority-owned subsidiary of VIMRX, and a defendant in a patent infringement action brought by certain entities, including Baxter, the principal distributor of Nexell's products. See "Recent Events."

                             PLAN OF DISTRIBUTION

       VIMRX is hereby offering 2,165,231 shares of its common stock to CellPro. Such 2,165,231 shares may be reoffered hereby and sold by CellPro from time to time in transactions in the Nasdaq National Market, in negotiated transactions, or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. CellPro may effect such transactions by selling the shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from CellPro and/or the purchasers of the shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).



       CellPro has entered into a memorandum of understanding with a prospective transferee ("Transferee") of VIMRX shares with respect to the settlement of a class action lawsuit brought against CellPro in March 1998 in the United States District Court for the Western District of Washington. This agreement contemplates a Stipulation of Settlement whereby the plaintiffs and their representatives fully, finally and forever resolve, discharge and settle the claims asserted in such lawsuit against CellPro and its named officers and directors in exchange for the transfer by CellPro of that number of shares having a value equal to $2 million as of the date of the closing of the transactions contemplated by the Acquisition Agreement, plus an amount to be paid by CellPro's insurance carriers. Prior to such transfer, the Transferee must agree to the resale restrictions described in the second following paragraph. Consummation of the transfer of such shares as described above is subject to approval of the United States Bankruptcy court for the Western District of Washington.

       CellPro and any broker-dealers or agents that participate in the distribution of the VIMRX shares issued to CellPro are "underwriters," and the Transferee may be deemed to be an "underwriter," within the meaning of the Securities Act, and any commissions received by them and any profit on the resale of the VIMRX shares will be deemed to be underwriting commissions or discounts under the Securities Act.


       CellPro has agreed for a period (approximately 180 days) following the date of this prospectus, not to sell in the public market on any given day more than the number of shares equal to 25% of the average daily trading volume of VIMRX's common stock (excluding sales by CellPro and any third party acquiring shares from CellPro in a private transaction) over the 180-day period preceding the sale. CellPro further agreed to impose the foregoing restriction on any purchaser of shares in a private transaction.


       Rules 102  and 103 under Regulation M under the Securities Exchange
Act ("Regulation M") prohibit participants in a distribution from bidding for, or purchasing for an account in which the participant has a beneficial interest, any of the securities that are the subject of the distribution. Rule 104 under Regulation M governs bids and purchases made to stabilize the price of a security in connection with a distribution of the security.

       VIMRX has advised CellPro, and CellPro has agreed to advise the Transferee that, during such time as CellPro, and the Transferee, if the Transferee is deemed to be a participant in the distribution, are engaged in a distribution of the shares, they must comply with the applicable provisions under Regulation M, and that they must furnish copies of this prospectus to each broker-dealer through which the shares may be offered. CellPro, and the Transferee, if the Transferee is deemed to be a participant in the distribution, is required to inform VIMRX and broker-dealers through whom sales may be made hereunder when the distribution of the shares is completed.

                              AVAILABLE INFORMATION


       We file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). You may read and copy any document we file at the Public Reference Room of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Regional Offices of the Commission at Seven World Trade Center, Suite 1300, New York, New York 10048 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Please call 1-800-SEC-0330 for further information concerning the Public Reference Room. Our filings also are available to the public from the Commission's website at www.sec.gov. We distribute to our stockholders annual reports containing audited financial statements.

                      INFORMATION INCORPORATED BY REFERENCE


       The Commission allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below.

* VIMRX's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 (as amended on Form 10-K/A filed May 11, 1998), and


* VIMRX's Quarterly Reports on Form 10-Q filed for the fiscal quarters ended March 31, 1998, June 30, 1998 and September 30, 1998, and


* VIMRX's Current Report on Form 8-K filed on January 2, 1998, and


* VIMRX's Current Report on Form 8-K filed on January 8, 1999.

  You may request a copy of these filings, at no cost, by writing or calling us at:


                           VIMRX PHARMACEUTICALS INC.
                        2751 CENTERVILLE ROAD, SUITE 210
                           WILMINGTON, DELAWARE 19808
                 ATTN: VICE PRESIDENT  CORPORATE COMMUNICATIONS
                                 (302) 998-1734

       This prospectus is accompanied by a copy of VIMRX's Annual Report on Form 10-K for the year ended December 31, 1997, and by a copy of VIMRX's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998.


       This prospectus is part of a registration statement we filed with the Commission. You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide you with different information. No offer of the common stock will be made in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the cover of this prospectus.



        LIMITATION OF DIRECTORS' AND OFFICERS' LIABILITY; INDEMNIFICATION


       VIMRX has included in its Certificate of Incorporation and By-laws provisions to (i) eliminate the personal liability of its directors and officers for monetary damages resulting from breaches of their fiduciary duty (provided that such provisions do not eliminate liability for breaches of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, violations under Section 174 of the Delaware General Corporation Law (which governs dividends at a time when VIMRX cannot afford to pay dividends), or for any transaction from which the director and/or officer derived an improper personal benefit), and (ii) indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, including circumstances in which indemnification is otherwise discretionary.


       Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, VIMRX has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.


                                  LEGAL MATTERS


       Epstein Becker & Green, P.C., New York, NY will pass upon the validity of the Securities offered hereby for VIMRX. Partners of Epstein Becker & Green, P.C. own approximately 500,000 shares of VIMRX's common stock.

                                     EXPERTS

       The consolidated financial statements of VIMRX as of December 31, 1997, and for the year then ended, set forth in the Annual Report on Form 10-K attached to this prospectus and Registration Statement have been audited by KPMG LLP, independent auditors, as set forth in their report thereon dated March 23, 1998, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.


       The consolidated financial statements of VIMRX as of December 31, 1996, and for each of the years in the two-year period then ended set forth in the Annual Report on Form 10-K incorporated by reference in and attached to this prospectus and Registration Statement have been audited by Richard A. Eisner & Company, LLP, independent auditors, as set forth in their report thereon dated March 14, 1997, and are incorporated and attached in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.


       The estimated expenses payable by VIMRX in connection with this offering are as follows:


        Registration Fees:                         $ 1,082
        Legal Fees:                                 25,000
        Accounting Fees :                           10,000
        Transfer Agent Fees:                         1,000
        Printing Expenses:                             500
        Miscellaneous:                               2,500
                                                   -------
                Total:                             $40,082

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

       Pursuant to Section 102 of the Delaware General Corporation Law (the "DGCL"), the Registrant's Certificate of Incorporation contains the following provision regarding limitation of liability of directors and officers:


              A director of this corporation shall not be personally liable to the corporation or its stockholders for monetary damages for the breach of any fiduciary duty as a director, except in the case of
            (a) any breach of the director's duty of loyalty to the corporation or its stockholders, (b) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (c) under section 174 of the General Corporation Law of the State of Delaware or (d) for any transaction from which the director derives an improper personal benefit. Any repeal or modification of this Article by the stockholders of the corporation shall not adversely affect any right or protection of a director of the corporation existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.


       The Registrant is empowered by Section 145 of the DGCL, subject to the procedures and limitation stated therein, to indemnify any person against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding in which such person is made a party by reason of his being or having been a director, officer, employer or agent of the Registrant. The statute provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any by-law, agreement, vote of stockholders or disinterested directors, or otherwise. The Registrant's Certificate of Incorporation and the Registrant's By-laws both provide for indemnification of its officers and directors to the full extent permitted by the DGCL.


ITEM 16.  EXHIBITS


  Exhibit
  Number     Description
  ------     -----------

   5.        Opinion of Epstein Becker & Green, P.C. re: legality of shares*

  10.3 Copy of the registrant's Amended and Restated 1990 Incentive and Non-Incentive Stock Option Plan, as amended through February 27, 1997. (3)

  10.9 Copy of Employment letter agreement dated June 21, 1994 between the registrant and Alfonso J. Tobia.* (4)

  10.11      Copy of VIMRX's 1995 Outside Directors Stock Option Plan.* (5)

  10.12 Copy of letter agreement dated August 7, 1995 between the registrant and Lindsay A. Rosenwald, M.D. (5)

  10.13 Copy of Stock Option Agreement dated August 7, 1995 between the registrant and Lindsay A. Rosenwald, M.D. (5)

  10.14 Copy of Consulting and Stock Option Agreement dated November 17, 1995 between the registrant and Eric A. Rose, M.D. (5)

  10.15 Copy of Stock Option Agreement dated November 17, 1995 between the registrant and Donald G. Drapkin. (5)

  10.16 Copy of the registrant's 1996 Non-Employee Director Restricted Stock Award Plan.* (5)

  10.18 Copy of Research Agreement dated as of March 7, 1997 among the registrant, The Trustees of Columbia University in the City of New York and VIMRX Genomics, Inc. (6)

  10.19 Copy of the registrant's 1997 Incentive and Non-Incentive Stock Option Plan, together with forms of stock option agreements.*(3)

  10.20 Copy of Employment Agreement dated October 30, 1996 between the registrant and Richard L. Dunning. (3)

  10.21 Copy of Employment Agreement dated August 26, 1996 between the registrant and David A. Jackson, Ph.D. (3)

  10.22 Copy of Factor IX Research Agreement dated March 28, 1997 between the registrant and the Trustees of Columbia University in the City of New York. (7)

  10.23 Copy of Employment Agreement dated May 5, 1997 between the registrant and Richard E. Kouri, Ph.D. (7)

  10.24 Copy of Employment Agreement dated May 19, 1997 between registrant and L. William McIntosh, as amended (8)

  10.25 Hardware and Disposables Manufacturing Agreement between Nexell Baxter, dated as of December 17, 1997. (9)

  10.26 Antibody Manufacturing and Storage Agreement between Nexell and Baxter, dated as of December 17, 1997. (10)

  10.27 Hardware and Disposables Supply Agreement between Nexell and Baxter, dated as of December 17, 1997. (11)

  10.28 Marketing, Sale and Distribution Agreement between Nexell and Baxter, dated as of December 17, 1997. (12)

  10.29 Non-Competition and Confidentiality Agreement between the registrant and Baxter, dated as of December 17, 1997. (13)

  10.30 Sublicense (Chiron) between Nexell and Baxter, dated as of December 17, 1997. (14)

  10.31 Sublicense (Dorken) between Nexell and Baxter, dated as of December 17, 1997. (15)

  10.32 Sublicense (First Becton-Dickinson) between Nexell and Baxter, dated as of December 17, 1997. (16)

  10.33 Sublicense (Second Becton-Dickinson) between Nexell and Baxter, dated as of December 17, 1997. (17)

  10.34 Warrant, dated December 31, 1997, issued by Innovir to the registrant (18)

  10.35 Agreement, dated December 31, 1997, between the registrant and Innovir relating to future equity purchases. (18)

  10.36 Employment Agreement, effective as of October 1, 1997, by and between Innovir, Thomas R. Sharpe and the registrant. (19)

  10.37 Termination Agreement dated November 11, 1998 between the registrant, VGI and Columbia. (20)

  16         Letter of Richard A. Eisner & Co., LLP (21)

  23(a).     Consent of KPMG LLP

  23(b).     Consent of Richard A. Eisner & Company, LLP.

  23(c).     Consent of Epstein Becker & Green, P.C. (included in Exhibit 5).

  24. Power(s) of attorney (included in signature page to this registration Statement).*
----------
*            Previously Filed

Notes (1) and (2) are intentionally omitted.

(3) Filed as the same numbered Exhibit to the registrant's Annual Report on Form 10-K for the year ended December 31, 1996 (Commission File No. 0-19153) and incorporated herein by reference thereto.

(4) Filed as the same numbered Exhibit to the registrant's Annual Report on Form 10-K for the year ended December 31, 1994 (Commission File No. 0-19153) and incorporated herein by reference thereto

(5) Filed as the same numbered Exhibit to the registrant's Annual Report on Form 10-K for the year ended December 31, 1995 (Commission File No. 0-19153) and incorporated herein by reference thereto.

(6) Filed as the same numbered Exhibit to the registrant's Current Report on Form 8-K (Commission File No. 0-19153) filed March 21, 1997 and incorporated herein by reference thereto.

(7) Filed as the same numbered Exhibit to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 (Commission File No. 0-19153) and incorporated herein by reference thereto.

(8) Filed as the same numbered Exhibit to the registrant's Quarterly Report on Form 10-Q (Commission File No. 0-19153) filed November 14, 1997 and incorporated herein by reference thereto.

(9) Filed as Exhibit number 10.1 to the registrant's Current Report on Form 8-K (Commission File No. 0-19153) filed January 2, 1998 and incorporated herein by reference thereto.

(10) Filed as Exhibit number 10.2 to the registrant's Current Report on Form 8-K (Commission File No. 0-19153) filed January 2, 1998 and incorporated herein by reference thereto.

(11) Filed as Exhibit number 10.3 to the registrant's Current Report on Form 8-K (Commission File No. 0-19153) filed January 2, 1998 and incorporated herein by reference thereto.

(12) Filed as Exhibit number 10.4 to the registrant's Current Report on Form 8-K (Commission File No. 0-19153) filed January 2, 1998 and incorporated herein by reference thereto.

(13) Filed as Exhibit number 10.5 to the registrant's Current Report on Form 8-K (Commission File No. 0-19153) filed January 2, 1998 and incorporated herein by reference thereto.

(14) Filed as Exhibit number 10.6 to the registrant's Current Report on Form 8-K (Commission File No. 0-19153) filed January 2, 1998 and incorporated herein by reference thereto.

(15) Filed as Exhibit number 10.7 to the registrant's Current Report on Form 8-K (Commission File No. 0-19153) filed January 2, 1998 and incorporated herein by reference thereto.

(16) Filed as Exhibit number 10.8 to the registrant's Current Report on Form 8-K (Commission File No. 0-19153) filed January 2, 1998 and incorporated herein by reference thereto.

(17) Filed as Exhibit number 10.9 to the registrant's Current Report on Form 8-K (Commission File No. 0-19153) filed January 2, 1998 and incorporated herein by reference thereto.

(18) Filed as the same numbered Exhibit to the registrant's Annual Report on Form 10-K for the year ended December 31, 1997 (Commission File Number 0-19153) filed March 31, 1998 and incorporated herein by reference thereto.

(19) Filed as the same numbered Exhibit to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 (Commission File Number 0-19153) filed August 14, 1998 and incorporated herein by reference thereto.

(20) Filed as the same numbered Exhibit to the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998 (Commission File Number 0-19153) filed November 13, 1998 and incorporated herein by reference.

(21) Filed as the same numbered Exhibit to the registrant's Current Report on Form 8-K (Commission File No. 0-19153) filed May 21, 1997 and incorporated herein by reference.

ITEM 17.  UNDERTAKINGS.

(a)  The undersigned registrant hereby undertakes:

  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statements.


  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.


(b) Insofar as indemnification for liabilities arising under the Securities
Act of 1933, as amended (the "Act"), may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the act and is, therefore, unenforceable.

     In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                    SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wilmington, State of Delaware, on January 19, 1999.


                              VIMRX PHARMACEUTICALS INC.


                              By: /s/ Richard L. Dunning
                                  ------------------------------
                                  Richard L. Dunning
                                  President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on January 19, 1999.


        Signature                                        Title                                   Date
       -----------                                      -------                                 ------
/s/ Richard L. Dunning                       President and Chief Executive Officer          January 19, 1999
----------------------------------------         (Principal Executive Officer)
Richard L. Dunning

/s/ Donald G. Drapkin *
----------------------------------------     Chairman of the Board and Director             January 19, 1999
Donald G. Drapkin

/s/ Francis M. O'Connell                     Vice President, Finance and Controller        January 19, 1999
----------------------------------------     (Principal Financial and Accounting
Francis M. O'Connell                                      Officer)

/s/ Laurence D. Fink*                        Director                                       January 19, 1999
----------------------------------------
Laurence D. Fink

/s/ Linda G. Robinson*                       Director                                       January 19, 1999
----------------------------------------
Linda G. Robinson

                                             Director
----------------------------------------
Lindsay A. Rosenwald, M.D.

/s/ Eric A. Rose, M.D.*                      Director                                       January 19, 1999
----------------------------------------
Eric A. Rose, M.D.

/s/ Michael Weiner, M.D.*                    Director                                       January 19, 1999
----------------------------------------
Michael Weiner, M.D.

/s/ Victor W. Schmitt*                       Director                                       January 19, 1999
----------------------------------------
Victor W. Schmitt

*By Richard L. Dunning, Attorney in Fact.